FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

420 Lexington Avenue, Suite 1718

New York, New York 10170

January 4, 2010

CORRESP

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:

Larry Spirgel, Assistant Director

Joseph Kempf, Staff Accountant

Robert Littlepage, Accounting Branch Chief

Jonathan Groff, Staff Attorney

John Harrington, Staff Attorney

Re:

Fusion Telecommunications International, Inc.

Form 10-K for the Year Ended December 31, 2009

Staff Letter of Comment dated December 7, 2010

SEC File No. 001-32421

Ladies and Gentlemen:

Reference is made to (a) the Staff’s letter dated December 7, 2010 relating to our Annual Report on Form 10-K for the year ended December 31, 2009 (the Staff Letter”), (b) our response letter dated December 21, 2010 and (c) the December 29, 2010 telephone conversation between our counsel and the Staff relating to Comment 6 of the Staff Letter and our response thereto.

We hereby confirm that, in future filings, we will file all required exhibits, and, in the case of promissory notes issued to related parties, if the note is considered material we will file a copy of the actual signed version of the note rather than a cross-reference to a form of note on file with the Commission.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact us or our counsel, Steven I. Weinberger, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33431, (561) 362-9595 (telephone), (561) 362-9612 (fax) and steve@swblaw.net (email).

United States Securities and

     Exchange Commission

January 4, 2010

Very truly yours,

/s/ Matthew D Rosen

Matthew D Rosen

CEO